Computershare
100 University Avenue, 8th floor
Toronto ON, M5J 2Y1
www.computershare.com

Date: March 31, 2015

To: All Canadian Securities Regulatory Authorities

Subject: Aptose Biosciences Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	April 30, 2015
Record Date for Voting (if applicable) :	April 30, 2015
Beneficial Ownership Determination Date :	April 30, 2015
Meeting Date :	June 10, 2015
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:	
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	03835T200	CA03835T2002

Sincerely,

Computershare
Agent for Aptose Biosciences Inc.